UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission file number  1-8649

A.Full title of the plan and address of the plan, if different from that of the issuer named below:
The Toro Company Investment, Savings, and Employee Stock Ownership Plan

The Toro Company
8111 Lyndale Avenue South
Bloomington, MN  55420
Attn: Managing Director, Total Rewards & Employee Services

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The Toro Company
8111 Lyndale Avenue South
Bloomington, MN  55420

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN
Financial Statements
December 31, 2017 and 2016
(With Report of Independent Registered Public Accounting Firm Thereon)

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator

The Toro Company Investment, Savings, and Employee Stock Ownership Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Toro Company Investment, Savings, and Employee Stock Ownership Plan (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The Schedule H, line 4i - Schedule of Assets (Held at End of the Year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have not been able to determine the specific year that we began serving as the Plan’s auditor, however we are aware that we have served as the Plan’s auditor since at least 1993.

Minneapolis, Minnesota
June 28, 2018

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Assets:
Investments at fair value:
Interest in The Toro Company Master Trust Fund	$1,136,196,265	$1,014,163,850

Receivables:
Employer contribution receivable	13,499,337	12,863,106
Employee contribution receivable	91,529	84,557
Notes receivable from participants	11,984	19,905
Total receivables	13,602,850	12,967,568

Net assets available for benefits	$1,149,799,115	$1,027,131,418

See accompanying Notes to Financial Statements.

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2017 and 2016

	2017	2016
Additions to net assets:
Investment income:
Plan interest in net investment income of The Toro Company Master Trust Fund	$169,789,565	$204,585,629
Net investment income	169,789,565	204,585,629

Contributions:
Employer cash contributions	14,329,439	13,585,811
Employer non-cash stock contributions	3,823,255	3,649,007
Employee contributions	18,881,565	17,767,359
Rollover contributions	2,780,336	2,303,496
Total contributions	39,814,595	37,305,673

Total additions to net assets	209,604,160	241,891,302

Deductions from net assets:
Benefit payments	(92,184,660)	(100,536,205)
Administrative and other	(270,877)	(312,170)
Total deductions from net assets	(92,455,537)	(100,848,375)

Net increase in net assets available for benefits	117,148,623	141,042,927

Transfer of assets from another plan	5,519,074	—

Net assets available for benefits:
Beginning of year	1,027,131,418	886,088,491
End of year	$1,149,799,115	$1,027,131,418

See accompanying Notes to Financial Statements.

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2017 and 2016

Note 1 — Summary Description of Plan

The Toro Company (the "company" or the "Plan administrator") is in the business of designing, manufacturing, and marketing professional turf maintenance equipment and services, turf irrigation systems, landscaping equipment and lighting products, snow and ice management products, agricultural irrigation systems, rental and specialty construction equipment, and residential yard and snow thrower products. The company sells its products worldwide through a network of distributors, dealers, mass retailers, hardware retailers, home centers, as well as online (direct to end-users).

The following description of The Toro Company Investment, Savings, and Employee Stock Ownership Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document amended and restated as of January 1, 2012 for more complete information for calendar years prior to 2016. The Plan document was amended and restated effective January 1, 2016 as part of the regular five-year cycle of amendments and restatements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). There is an employee stock ownership ("ESOP") portion and a profit sharing portion of the Plan.

The primary purpose of the ESOP portion of the Plan is to provide employees who become participants in the Plan an opportunity to have their account balances invested in common stock, par value $1.00 per share ("Common Stock"), of the company. The portions of participant accounts that hold Common Stock of the company are included in the ESOP portion of the Plan. The portions of participant accounts that do not hold such stock are included in the profit sharing portion of the Plan.

Employees are eligible to contribute to the Plan after they have completed 30 consecutive days of employment. Participants may make their own contributions to the Plan. In addition, at the time an employee first becomes a participant in the Plan, the employee will be automatically enrolled to contribute 4% of such person’s compensation to the Plan, unless the Participant affirmatively elects otherwise. These contributions are initially made to the profit sharing portion of the Plan.

The company also makes matching contributions to the Plan with respect to participant contributions. Company matching contributions, together with earnings attributable thereto, vest at a rate of 20% after one year of vesting service, with an additional 20% vesting each year thereafter until the participant is 100% vested.

Plan participants are also eligible for ESOP and investment fund contributions that may be made by the company to the Plan on their behalf. Employees that became participants prior to 2012 are fully vested in the entire balance of their individual accounts attributable to those contributions. For employees that became participants after 2011, ESOP and investment fund contributions, together with earnings attributable thereto, vest at a rate of 20% after one year of vesting service, with an additional 20% vesting each year thereafter until the participant is 100% vested.

As determined by the Plan administrator, on December 31, 2014, office exempt and office non-exempt employees of the BOSS professional snow and ice management business of Northern Star Industries, Inc. ("NSI"), who became employees of the company on January 1, 2015, received credit for service they completed with NSI prior to 2015 for purposes of determining their eligibility and vesting service under the Plan.

Participants may choose to have their accounts, including those initially invested in Common Stock of the company, invested in any of the investment funds made available under the Plan or, subject to certain limitations, in Common Stock of the company. All contributions under the Plan are made to a trust that holds all of the assets of the Plan.

Participants may receive distributions from their vested accounts under the Plan upon termination of service or death in the form of a lump-sum payment or in installments. Additionally, at age 59½, participants are able to take in-service withdrawals. Participants are allowed to withdraw amounts that they previously rolled into the Plan. Withdrawals are also allowed from selected accounts in the event of a defined financial hardship to the extent necessary to satisfy the financial need. To the extent an account is invested in Common Stock of the company, a withdrawal or distribution can be in the form of Common Stock of the company or cash.

Benefit payments and transfers of participants’ interests are made by Fidelity Investments (the "Trustee").

Administrative costs of the Plan are shared by the company and Plan participants, depending upon the type of administrative cost. Investment management fees are netted against investment income.

During the years ended December 31, 2017 and 2016, forfeited non-vested accounts totaled $118,982 and $106,987, respectively. These amounts are used to offset future company contributions.

Plan Merger

Effective December 31, 2017, The Toro Company Profit-Sharing Plan for Plymouth Union Employees (the "Plymouth Plan") merged with, and into, the Plan. As of December 31, 2017, all assets, including in-kind investments, of the Plymouth Plan were transferred into the Plan. The Statement of Net Assets Available for Benefits reflects the fair value of the assets of the Plan and those from the Plymouth Plan and the Statement of Changes in Net Assets Available for Benefits reflects the activity of the Plan and includes a $5,519,074 transfer of assets from the Plymouth Plan. Included in the investments transferred into the Plan on December 31, 2017 was $2,511,658 of Company stock.

Note 2 — Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accompanying Financial Statements of the Plan are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") and are presented on the accrual basis of accounting.

Investments

The Plan’s investments are held by the Trustee in a Master Trust . As noted within Note 1, Summary Description of Plan, effective December 31, 2017, the Plymouth Plan merged with, and into, the Plan. Accordingly, as of December 31, 2017, the Plan assumed all assets held in the Master Trust. As of December 31, 2016, the company maintained one Master Trust for two profit sharing and retirement plans sponsored by the company; the Plan and the Plymouth Plan. The purpose of the Master Trust is to pool investment transactions and achieve uniform rates of return on comparable funds under both plans. The Plan’s proportionate share of net investment income, or loss, from the Master Trust is based upon the percentage of the fair value of the Plan’s investment in the Master Trust’s net assets. The Plan’s percentage interest in the net assets of the Master Trust was 100% as of December 31, 2017 and approximately 99% as of December 31, 2016.

The investment securities are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value of equity securities is based on the last quoted bid price. Common collective trust funds have the characteristics of a structure similar to a mutual fund, therefore, its value is considered readily determinable as each fund publishes a daily price at the end of each day. There are no imposed redemption or liquidation restrictions on participants and the Plan has no further contractual obligations to further invest in the funds.

Purchases and sales of all securities are recorded on a trade-date basis. Net appreciation, or depreciation, includes the Plan's gains, or losses, respectively, on investments bought and sold, as well as held during the year and is reflected in the Statements of Changes in Net Assets Available for Benefits. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Accounting Estimates

The preparation of the Financial Statements and any supplemental schedules in conformity with U.S. GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities as of the date of the Financial Statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Concentrations of Risk

The Plan has investments in a variety of investment funds within the Master Trust. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The assets held by the Master Trust include the Common Stock of the company. At December 31, 2017 and 2016, approximately 40% and 41% of the investments of the Master Trust were invested in Common Stock of the company, respectively. The underlying value of the Common Stock of the company is entirely dependent upon the performance of the company and the market’s evaluation of such performance and other factors.

Fully Benefit-Responsive Investment Contracts

The Plan indirectly invests in guaranteed investment contracts and security-backed contracts through the Wells Fargo Stable Return Fund G. An investment contract is a contract issued by a financial institution to provide a stated return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee provided by a third party. Stable value collective trust funds, which include these investment contracts held by a defined contribution plan, are required to be reported at fair value. The yield earned by the Wells Fargo Stable Return Fund G at December 31, 2017 and 2016 was 2.36% and 1.93%, respectively.

Note 3 — Funding Policy, Contributions, and Plan Transfers

For the ESOP portion of the Plan, the company, at its discretion, may choose to make an annual contribution to a qualified employee’s, or participant’s, account in the form of Common Stock of the company. To the extent that a contribution is made for a plan year, it is allocated based on the participant’s eligible compensation for the plan year.

For the profit sharing portion of the Plan, the company, at its discretion, may choose to make an annual contribution to a qualified employee’s or participant’s account in the form of cash. This contribution is invested based on a participant’s selection of investment options under the 401(k) feature. To the extent that a contribution is made for a plan year, it is allocated based on the participant’s eligible compensation for the plan year, plus the participant’s eligible compensation above the Social Security taxable wage base.

Participants can also elect to make salary reduction contributions to the Plan under a 401(k) feature and to make rollover contributions from other qualified plans. The company may, at its discretion, make a matching contribution to employee salary reduction contributions to the Plan.

Transfers to, or from, other plans represent participant elected rollovers to, or from, plans of other employers or other transfers to, or from, other plans.

Note 4 — Party-in-Interest Transactions

The Trustee and the company are parties-in-interest with respect to the Plan. The Plan’s investments are held by the Trustee, and some of the investment funds available to participants include investment funds under a self-directed brokerage account and money market funds managed by the Trustee. Transactions between the Plan and the Trustee are exempt from being considered as "prohibited transactions" under the ERISA Section 408(b). The Plan had no prohibited transactions with parties-in-interest during 2017 and 2016.

At December 31, 2017 and 2016, the Plan held 6,954,716 and 7,449,399 shares, respectively, of Common Stock of the company, with a cost basis of approximately $82.2 million and $76.5 million, respectively. During the years ended December 31, 2017 and 2016, the Plan recorded Common Stock dividend income of $4.4 million and $4.1 million, respectively.

Note 5 — Plan Termination

The company has voluntarily agreed to make contributions to the Plan. Each participant’s interest in the Plan is 100% vested at all times, except for the portion attributable to matching contributions, which is vested in the manner described within Note 1, Summary Description of Plan. Although the company has not expressed any intent to terminate the Plan, it may do so at any time. Upon termination of the Plan, interests of active participants in the Plan fully vest.

Note 6 — Master Trust Fund

Under the terms of the trust agreement, the Trustee manages investment funds on behalf of the Plan. The Trustee has been granted discretionary authority concerning the purchases and sales of the investments of the investment funds, except to the extent the Trustee is subject to the discretion of participants, other fiduciaries, or the company. In accordance with the trust agreement, the assets of the Plan are held by the Trustee in the Master Trust. As noted within Note 1, Summary Description of Plan, effective December 31, 2017, the Plymouth Plan merged with, and into, the Plan. Accordingly, as of December 31, 2017, the Plan assumed all assets held by the Master Trust. As of December 31, 2016, the company maintained one Master Trust for two profit sharing and retirement plans that were sponsored by the company; the Plan and the Plymouth Plan. Investment income related to the Master Trust is allocated to the individual plans based upon beginning of the month balances invested in the Plan. Transactions involving Common Stock qualify as party-in-interest transactions that are exempt from the prohibited transaction rules under ERISA.

Fair values of Master Trust investments at December 31, 2017 and 2016 were as follows:

	2017	2016
Mutual funds	$333,191,028	$281,018,256
Common collective trust funds	330,374,919	300,996,560
Money market funds	4,269,905	3,838,930
Self-directed brokerage	14,696,230	13,869,935
The Toro Company Common Stock	453,664,183	419,003,720
Total Master Trust investments	$1,136,196,265	$1,018,727,401

Plan interest in Master Trust	$1,136,196,265	$1,014,163,850

Net investment income for the Master Trust for the years ended December 31, 2017 and 2016 was as follows:

	2017	2016
Net realized and unrealized appreciation in fair value of investments:
Mutual funds	$45,637,589	$19,263,338
Common collective trust funds	36,220,031	15,165,285
Self-directed brokerage	2,150,638	613,572
The Toro Company Common Stock	68,745,393	156,310,401
Net realized and unrealized appreciation	152,753,651	191,352,596
Dividends and interest	17,871,623	14,314,243
Master Trust net investment income	$170,625,274	$205,666,839

The Master Trust categorizes its assets and liabilities into one of three levels based on the assumptions and inputs used in valuing the asset or liability. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs reflecting management’s assumptions about the inputs used in pricing the asset or liability.

The Master Trust’s investments in mutual funds, money market funds, investments in small, mid and large cap equities, in the United States and internationally, as well as investments in Common Stock are classified as Level 1 assets in the fair value hierarchy. The Master Trust’s investments in common collective trust funds are considered to have readily determinable fair values as each fund publishes a daily price at the end of each day. While the underlying assets are actively traded on an exchange, the common collective trust funds are not and, therefore, are classified as Level 2 assets in the fair value hierarchy.

Master Trust assets measured at fair value as of December 31, 2017 and 2016 are summarized below:

2017	Fair Value	Level 1	Level 2	Level 3
Mutual funds	$333,191,028	$333,191,028	$—	$—
Common collective trust funds	330,374,919	—	330,374,919	—
Money market funds	4,269,905	4,269,905	—	—
Self-directed brokerage	14,696,230	14,696,230	—	—
The Toro Company Common Stock	453,664,183	453,664,183	—	—
Investments at fair value	$1,136,196,265	$805,821,346	$330,374,919	$—

2016	Fair Value	Level 1	Level 2	Level 3
Mutual funds	$281,018,256	$281,018,256	$—	$—
Common collective trust funds	300,996,560	—	300,996,560	—
Money market funds	3,838,930	3,838,930	—	—
Self-directed brokerage	13,869,935	13,869,935	—	—
The Toro Company Common Stock	419,003,720	419,003,720	—	—
Investments at fair value	$1,018,727,401	$717,730,841	$300,996,560	$—

There were no transfers between Level 1 and Level 2 during the years ended December 31, 2017 and 2016.

Note 7 — Federal Income Taxes

The Internal Revenue Service ("IRS") has determined and informed the company by a letter dated November 1, 2017, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The company, as the Plan administrator, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires the Plan’s administrator to evaluate tax positions taken by the Plan and recognize a tax liability, or asset, if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s administrator has concluded that as of December 31, 2017, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan's management believes that the Plan is no longer subject to income tax examinations for years prior to 2013.

Note 8 — Subsequent Events

The company evaluated all subsequent events through June 28, 2018, the date that the Financial Statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the Financial Statements or disclosure in the Notes to the Financial Statements.

THE TORO COMPANY INVESTMENT, SAVINGS,
AND EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017

Description	Cost	Current value
Plan's interest in Master Trust	$628,702,796	$1,136,196,265
Notes receivable from participants*	—	11,984
Total	$628,702,796	$1,136,208,249
*Party-in-interest as defined by ERISA. 3 loans outstanding with 5 year terms and interest rates of 4.25%.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Toro Company Investment, Savings, and Employee Stock Ownership Plan

Date: June 28, 2018	By /s/ Renee J. Peterson
Renee J. Peterson
Vice President, Treasurer and Chief Financial Officer of The Toro Company (duly authorized officer and principal financial and accounting officer)

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm.